

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2018

Chandler D. Robinson
Chief Executive Officer
Monopar Therapeutics Inc.
5 Revere Drive, Suite 200
Northbrook, Illinois 60062

      Re: Monopar Therapeutics Inc.
            Registration Statement on Form 10-12G
            Filed November 9, 2017
            File No. 000-55866

Dear Dr. Robinson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                      Division of Corporation Finance
                      Office of Healthcare & Insurance

cc: Ashley Graffeo - Baker & Hostetler, LLP